UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)

Cecilia Grierson 355, 4th Floor
Zip Code C1107CPG – Capital Federal
Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: August 10, 2020	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer

Buenos Aires, August 10, 2020 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month and six-month period ended June 30, 2020 (our “2Q20”).

2Q20 Key Highlights

◾	Net revenue decreased 30.1% YoY to Ps.7,453 million (US$108 million), reflecting the full impact of the COVID-19 pandemic and the extended lockdown
◾	Consolidated Adjusted EBITDA down 24.6% YoY to Ps.2,077 million (US$32 million)
◾	Consolidated Adjusted EBITDA margin expanded by 204 basis points YoY from 25.8% to 27.9%, driven by cost control efforts and efficiency enhancement from previous structure adequacy efforts
◾	Net Debt /LTM Adjusted EBITDA ratio of 1.17x from 1.26x in 1Q20 and 0.86x in FY19

The company has presented certain financial figures, Table 1b and Table 11, in U.S. dollars and Pesos without giving effect to IAS 29. The company has prepared all other financial information herein by applying IAS 29.

Commenting on the financial and operating performance for the second quarter of 2020, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “As a consequence of the COVID-19 pandemic, we entered the second quarter amid  an unprecedented nation-wide lockdown which negatively impacted our businesses. Along the quarter, and depending on how the sanitation situation developed in each jurisdiction, some of these restrictions were softened, or even lifted. In anticipation of the effects of COVID-19, we took proactive measures with special focus on adopting strict biosafety protocols in our operations and maintaining our financial strength on our balance sheet.

Cement demand in Argentina in the Second quarter contracted around 32% YoY and around 4% when compared sequentially with the previous quarter. Taking a closer look on the behavior of our demand, we observed that the initial plummeting of sales in April was followed by a strong recovery since May in the bag segment across the country.

Our top line for the quarter decreased also around 30% year-on-year to 7.5 billion pesos, and our adjusted EBITDA declined by 24.6% to 2.1 billion pesos. Our EBITDA margin expanded by  204 basis points to 27.9%, mainly reflecting our efforts in cost control and our commitment to maintaining a healthy productivity and efficiency levels. Our core cement business remained the principal factor behind these margin expansion.

As previously anticipated, works on L´Amalí project were resumed on late April after the temporarily restrictions due to the COVID-19 were lifted. Certainly, this suspension together with the biosafety protocols adopted have delayed the inauguration date of the project, which is now expected to be at the beginning of 2021.

We remain alert and cautious regarding the evolution of this worldwide crisis, which ending seems hard to predict.

I would finally like to thank our people who, in this unprecedented COVID-19 situation, showed a great responsibility and resourcefulness in order to overcome difficulties and to keep on running the business.”

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2020	2019	% Chg.	2020	2019	% Chg.
Net revenue	7,453	10,664	-30.1%	15,635	22,291	-29.9%
Gross Profit	1,800	2,737	-34.2%	4,293	6,089	-29.5%
Gross Profit margin	24.1%	25.7%	-151bps	27.5%	27.3%	+14bps
Adjusted EBITDA	2,077	2,754	-24.6%	4,819	6,093	-20.9%
Adjusted EBITDA Mg.	27.9%	25.8%	+204bps	30.8%	27.3%	+349bps
Net Profit	111	1,570	-93.0%	1,038	3,238	-67.9%
Net Profit attributable to owners of the Company	82	1,521	-94.6%	985	3,106	-68.3%
EPS	0.1371	2.5511	-94.6%	1.6528	5.2104	-68.3%
Shares outstanding at eop	596	596	0.0%	596	596	0.0%
Net Debt	14,123	7,281	94.0%	14,123	7,281	94.0%
Net Debt /LTM Adjusted EBITDA	1.17x	0.58x	0.60x	1.17x	0.58x	0.60x

Table 1b: Financial Highlights in Ps and in U.S. dollars (figures exclude the impact of IAS 29)
In million Ps.	Three-months ended June 30,			Six-months ended June 30,
	2020	2019	% Chg.	2020	2019	% Chg.
Net revenue	7,334	7,262	1.0%	14,857	14,395	3.2%
Adjusted EBITDA	2,133	1,958	9.0%	4,724	4,076	15.9%
Adjusted EBITDA Mg.	29.1%	27.0%	+213bps	31.8%	28.3%	+348bps
Net Profit	644	1,025	-37.1%	644	1,025	-37.1%
Net Debt	14,123	4,908	187.8%	14,123	4,908	187.8%
Net Debt /LTM Adjusted EBITDA	1.17x	0.58x	0.60x	1.17x	0.58x	0.60x

In million US$	Three-monthsended June30,			Six-monthsended June30,
	2020	2019	%Chg.	2020	2019	%Chg.
Ps./US$, av	67.71	44.04	53.7%	64.59	41.46	55.8%
Ps./US$, eop	70.46	42.45	66.0%	70.46	42.45	66.0%
Net revenue	108	165	-34.3%	230	347	-33.7%
Adjusted EBITDA	32	44	-29.1%	73	98	-25.6%
Adjusted EBITDA Mg.	29.1%	27.0%	+213bps	31.8%	28.3%	+348bps
Net Profit	10	23	-59.1%	10	25	-59.6%
Net Debt	200	116	73.4%	200	116	73.4%
Net Debt /LTM Adjusted EBITDA	1.17x	0.58x	0.60x	1.17x	0.58x	0.60x

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]

		Three-months ended June 30,			Six-months ended June 30,
		2020	2019	% Chg.	2020	2019	% Chg.
Cement, masonry & lime
Argentina	MM Tn	1.01	1.33	-24.5%	2.01	2.70	-25.7%
Paraguay	MM Tn	0.13	0.12	0.8%	0.26	0.28	-6.8%
Cement, masonry & lime total		1.13	1.46	-22.3%	2.26	2.98	-24.0%
Argentina:
Concrete	MM m3	0.02	0.22	-92.3%	0.09	0.47	-80.4%
Railroad	MM Tn	0.63	1.13	-44.3%	1.57	2.23	-29.8%
Aggregates	MM Tn	0.03	0.30	-90.9%	0.15	0.59	-73.9%
[2] Sales volumes include inter-segment sales

Sales volumes of cement, masonry and lime in Argentina during 2Q20 declined 24.5% to 1.01 million tons  reflecting the full impact of the COVID-19 lockdown and the negative economic momentum in the country. Bag segment was more resilient, presenting a very strong recovery dynamic since May, including some positive growth rates when compared to the year ago quarter. On the other hand, bulk segment was heavily impacted by the absence of private and public works, particularly in those jurisdictions where the COVID-19 restriction was stricter.

In Paraguay, the impact of COVID-19 lock-down affected heavily sales volumes in April. Afterwards, our sales rebounded vigorously, achieving in June a record high level. Consequently, sales volumes in the second quarter grew to reached 0.13 million tons, or 0.8% when compared to 2Q19.

As a result, consolidated total sales volumes of cement, masonry and lime for the quarter decreased 22.3% YoY to 1.13 million tons.

Sales volumes in the Concrete segment and Aggregates in Argentina plummeted 92.3% and 90.9% YoY, to 0.02 million m3 and 0.03 million tons, respectively, heavily affected by the strict lock-down and the consequent impact in private and public projects.

Railroad segment volumes experienced a 44.3% decline versus the comparable quarter in 2019, mainly explained by the volume drop of building materials and frac-sand, as well as a decline in most other transported products.

Review of Financial Results

Table 3: Consolidated Statement of Financial Position
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2020	2019	% Chg.	2020	2019	% Chg.
Net revenue	7,453	10,664	-30.1%	15,635	22,291	-29.9%
Cost of sales	(5,653)	(7,928)	-28.7%	(11,342)	(16,202)	-30.0%
Gross Profit	1,800	2,737	-34.2%	4,293	6,089	-29.5%
Selling and administrative expenses	(641)	(694)	-7.6%	(1,305)	(1,672)	-21.9%
Other gains and losses	4	(17)	n/a	51	(20)	n/a
Tax on debits and credits to bank accounts	(69)	(58)	19.5%	(177)	(231)	-23.6%
Finance costs, net
Exchange rate differences	(560)	414	n/a	(739)	162	n/a
Financial income	40	(25)	n/a	31	14	117.5%
Financial expenses	(655)	(511)	28.0%	(1,077)	(826)	30.3%
Gain (loss) on net monetary position	68	499	-86.4%	198	816	-75.7%
Profit before taxes	(12)	2,345	n/a	1,275	4,332	-70.6%
Income tax expense
Current	49	(478)	n/a	(235)	(1,013)	-76.8%
Deferred	73	(297)	n/a	(2)	(81)	-97.5%
Net profit	111	1,570	-93.0%	1,038	3,238	-67.9%
Net majority income	82	1,521	-94.6%	985	3,106	-68.3%

Net Revenues

Net revenue decreased 30.1% to Ps. 7,453 million in 2Q20, from Ps. 10,664 million in the comparable quarter last year, reflecting the full impact of the COVID-19 lockdown and the negative economic momentum.

Revenues in Cement, masonry and lime in Argentina declined by 25.8% YoY, as a result of the sharp volume drop particularly in the bulk segment. Cement revenues in Paraguay improved 3.3% YoY, as more flexible conditions were imposed to control the COVID-19 situation.

Railroad revenues decreased 36.1% YoY versus the comparable quarter in 2019, mainly explained by the drop in building materials, frac-sand, and most other transported products, and marginally compensated by higher services rendered.

Concrete and Aggregate revenues plummeted 92.6% and 94.0%, respectively. Both sales volumes and prices declined when compared to the 2Q in the year ago period. These segments were much more impacted by the COVID-19 restrictions as they are strongly related to private and public infrastructure works and have a higher exposure to main urban centers.

Cost of sales, and Gross profit

Cost of sales decreased 28.7% YoY reaching Ps.5,653 million in 2Q20 mainly as a result of the lower volume sold coupled with higher efficiencies and lower unitary energy costs measured in US dollars. Additionally, structure costs benefitted by previous footprint adequacy efforts.

Gross profit declined 34.2% YoY to Ps.1,800 million in 2Q20 from Ps.2,737 million in 2Q19, with gross profit margin contracting 151 basis points YoY to 24.1%, affected by the full impact of COVID-19 and a higher burden of depreciations and amortizations.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) in 2Q20 decreased 7.6% YoY to Ps.641 million, from Ps.694 million in 2Q19. As a percentage of revenues, SG&A increased 209 basis points to 8.6% in 2Q20, from 6.5% in 2Q19 negatively impacted by the strong decline in revenues.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2020	2019	% Chg.	2020	2019	% Chg.
Adjusted EBITDA reconciliation:
Net profit	111	1,570	-93.0%	1,038	3,238	-67.9%
(+) Depreciation and amortization	914	728	25.5%	1,780	1,697	4.9%
(+) Tax on debits and credits to bank accounts	69	58	19.5%	177	231	-23.6%
(+) Income tax expense	(123)	775	n/a	237	1,093	-78.3%
(+) Financial interest, net	581	468	24.1%	920	721	27.7%
(+) Exchange rate differences, net	560	(414)	n/a	739	(162)	n/a
(+) Other financial expenses, net	34	68	-50.5%	126	92	37.9%
(+) Gain (loss) on net monetary position	(68)	(499)	-86.4%	(198)	(816)	-75.7%
Adjusted EBITDA	2,077	2,754	-24.6%	4,819	6,093	-20.9%
Adjusted EBITDA Margin	27.9%	25.8%	+204bps	30.8%	27.3%	+349bps

Adjusted EBITDA decreased 24.6% YoY in the second quarter of 2020 to Ps. 2,077 million. While EBITDA was significantly impacted by the sharp decline in revenues, our Adjusted EBITDA margin expanded by 204 basis points to 27.9% compared to 25.8% in 2Q19, which had been impacted by non-recurrent costs related to production footprint adequacy efforts.

Table 11, presenting financial Data by Segment (Excluding IAS 29), shows that for the Cement, masonry and lime segment in Argentina Adjusted EBITDA margin expanded by 155 basis points to 30.7% during the second quarter. The Cement segment in Paraguay, presents an Adjusted EBITDA margin of 42.4%, expanding 104 basis points compared to the same period one year ago.

In addition, the Concrete and Aggregates segments reported a sharp decline in Adjusted EBITDA margin posting a negative 82.7% and 173%, respectively, as a consequence of the virtually non-existing private or public infrastructure works.

In line with the sharp decline in building material transportation and in the overall economic activity in this second quarter, Railroad segment Adjusted EBITDA margin contracted to 6.9% from 12.8% in the comparable period in 2019.

Finance Costs-Net

Table 5: Finance Costs, net
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2020	2019	% Chg.	2020	2019	% Chg.
Exchange rate differences	(560)	414	n/a	(739)	162	n/a
Financial income	40	(25)	n/a	31	14	117.5%
Financial expenses	(655)	(511)	28.0%	(1,077)	(826)	30.3%
Gain (loss) on net monetary position	68	499	-86.4%	198	816	-75.7%
Total Finance Costs, Net	(1,106)	377	n/a	(1,587)	166	n/a

During 2Q20, the Company reported a loss of Ps.1,106 million in total finance costs-net compared to a gain of Ps. 377 million in the previous year second quarter, mainly due to a loss in foreign exchange differences as a consequence of the exchange rate depreciation during the quarter.

Net Financial expense increased by Ps.78 million to Ps.615 million resulting from a higher gross debt position together with higher interest rates.

Net Profit and Net Profit Attributable to Owners of the Company

Net Profit for 2Q20, decreased 93.0% to Ps.111 million from Ps.1,570 million in the corresponding quarter of the previous year, heavily impacted by foreign exchange loss.

Net Profit Attributable to Owners of the Company decreased 94.6% YoY, or Ps.1,439 million, to Ps.82 million in 2Q20. During the quarter, the Company reported earnings per common share of Ps.0.1371 and earnings per ADR of Ps.0.6857, compared with earnings per common share of Ps.2.5511 and earnings per ADR of Ps.12.7553 in 2Q19.

Capitalization

Table 6: Capitalization and Debt Ratio
(amounts expressed in millions of pesos, unless otherwise noted)
	As of June 30,		As of December, 31
	2020	2019	2019

Total Debt	17,506	9,501	13,888
- Short-Term Debt	9,923	5,300	6,289
- Long-Term Debt	7,583	4,200	7,598
Cash and Cash Equivalents	3,383	2,220	2,916
Total Net Debt	14,123	7,281	10,972
Shareholders' Equity	34,262	29,020	33,314
Capitalization	51,767	38,520	47,202
LTM Adjusted EBITDA	12,053	12,627	12,730
Net Debt /LTM Adjusted EBITDA	1.17x	0.58x	0.86x

As of June 30, 2020, total cash and cash equivalents were Ps.3,383 million compared with Ps.2,916 million as of the December 31, 2019. Total debt at the close of the quarter stood at Ps.17,506 million, composed by Ps.9,923 million in short-term borrowings, including the current portion of long-term borrowings (or 57% of total borrowings), and Ps.7,583 million in long-term borrowings (or 43% of total borrowings).

As of June 30, 2020, 48% (or Ps.8,421 million) Loma Negra’s total debt was denominated in Argentine pesos, 32% (or Ps.5,515 million) in U.S. dollars, 15% (or Ps.2,696 million) in Guaraníes, and 5% (or Ps.874 million) in Euros. The average duration of Loma Negra’s total debt was 1.2 years.

As of June 30, 2020, Ps.13,223 million, or 76%, of the Company’s total consolidated borrowings bore interest at floating rates, including Ps.7,035 million of Peso-denominated borrowings that bore interest at rates based on the Buenos Aires Deposits of Large Amount Rate, or BADLAR, Ps.4,802 million of foreign currency-denominated borrowings that bore interest at rates based on Libor, and Ps.1,387 million of borrowings with other floating interest rate.

The Net Debt to Adjusted EBITDA (LTM) ratio decreased to 1.17x as of June 30, 2020 from 1.26x as of March 31,2020 as a result of cash management and liabilities actions taken during the quarter. Compared to December 31, 2019 the ratio increased from 0.86x reflecting the use of funds in investing activities.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows for the Three-months and Six-months ended June 30, 2020 and 2019
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,		Six-months ended March 31,
	2020	2019	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period	111	1,570	1,038	3,238
Adjustments to reconcile net profit to net cash provided by operating activities	1,604	1,077	3,286	2,896
Changes in operating assets and liabilities	1,416	(1,221)	(883)	(3,808)
Net cash generated by operating activities	3,131	1,427	3,442	2,326

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment, Intangible Assets, net	(1,013)	(3,793)	(5,270)	(6,744)
Others	(0)	(8)	(22)	(33)

Net cash used in investing activities	(1,013)	(3,800)	(5,292)	(6,777)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / Repayments from borrowings, Interest paid	(1,088)	1,955	2,401	1,323
Net cash generated (used) in by financing activities	(1,088)	1,955	2,401	1,323

Net increase (decrease) in cash and cash equivalents	1,031	(419)	551	(3,129)
Cash and cash equivalents at the beginning of the year	2,352	2,394	2,916	5,071
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(19)	(54)	(62)	(92)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	19	(252)	(22)	(181)

Cash and cash equivalents at the end of the period	3,383	1,670	3,383	1,670

In the 2Q20, amid the COVID-19 situation, our cash flow generated by operating activities was Ps.3,131 million compared to Ps.1,427 million in 2Q19 as we remained focused on operational and financial actions that resulted in lower working capital requirements for the quarter. During 2Q20, the Company made capital expenditures for a total of Ps.1,013 million, mostly allocated to the expansion of production capacity of L’Amalí plant.

Expansion of L’Amalí Plant.

Loma Negra is moving ahead with the capital expenditure at its L’Amalí plant, which will add 2.7 million tons annually and drive higher profitability. This expansion involves a total capital expenditure, originally estimated at approximately US$350 million.

On March 20, and in compliance with the Decree 297 (COVID-19), the expansion project had been temporarily suspended provoking a delay on the project execution. On April, permission to re-start works on the project was granted. Construction works stopped for approximately 45 days and then restarted with restricted manpower following biosafety protocols.

In the quarter, all detailed engineering was completed, all equipment and materials supplies has been delivered to site, and commissioning and start-up has been completed at crushing department.

Certainly, the impact of the delay, the adoption of new construction protocol, or any other potential measures related to COVID-19 pandemic may provoke additional delays to the startup of the new production line, which is now expected to be at the beginning of 2021.

2Q20 Earnings Conference Call

When:               10:00 a.m. U.S. ET (11:00 a.m. BAT), August 11, 2020

Dial-in:	0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International)

Password:         Loma Negra Earnings Call

Webcast:             https://services.choruscall.com/links/loma200810MHm4I5mn.html

Replay:
A telephone replay of the conference call will be available between August 11, 2020 at 1:00 pm U.S. E.T. and ending on August 17, 2020. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 10145890. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com

Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.

Net Debt is calculated as borrowings less cash and cash equivalents.

About Loma Negra

Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction.  Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels.  The Company also owns a 51% equity stake in an integrated cement production plant in Paraguay, which is one of two leading cement producers in that country.  Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares.  For more information, visit www.lomanegra.com.

Note

The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars.  The information presented in U.S. dollars is for the convenience of the reader only.  Certain figures included in this report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.
Rounding: We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Disclaimer
This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties.  These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions.  The forward-looking statements are based on the information currently available to us.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events.  Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.  Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong.  You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering.  Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

IR Contacts

Marcos I. Gradin, Chief Financial Officer and Investor Relations

Gastón Pinnel, Investor Relations Manager

+54-11-4319-3050

investorrelations@lomanegra.com

--- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position as of June 30, 2020 and December 31, 2019
(amounts expressed in millions of pesos, unless otherwise noted)
	As of June 30,	As of December 31,
	2020	2019
ASSETS
Non-current assets
Property, plant and equipment	50,955	51,141
Intangible assets	120	146
Investments	3	3
Goodwill	29	29
Inventories	1,890	1,782
Other receivables	568	645
Right to use assets	419	464
Trade accounts receivable	-	3
Total non-current assets	53,984	54,212
Current assets
Inventories	6,402	6,150
Other receivables	794	703
Trade accounts receivable	2,708	3,126
Investments	2,012	1,158
Cash and banks	1,371	1,758
Total current assets	13,287	12,896
TOTAL ASSETS	67,271	67,108
SHAREHOLDERS' EQUITY
Capital stock and other capital related accounts	12,557	12,557
Reserves	17,849	13,487
Retained earnings	985	4,361
Accumulated other comprehensive income	329	375
Equity attributable to the owners of the Company	31,719	30,780
Non-controlling interests	2,543	2,534
TOTAL SHAREHOLDERS' EQUITY	34,262	33,314
LIABILITIES
Non-current liabilities
Borrowings	7,583	7,598
Accounts payables	81	158
Provisions	674	643
Other liabilities	51	58
Debts for leases	369	386
Deferred tax liabilities	6,229	6,228
Total non-current liabilities	14,986	15,073
Current liabilities
Borrowings	9,923	6,289
Accounts payable	6,197	10,296
Advances from customers	306	219
Salaries and social security payables	719	1,089
Tax liabilities	689	617
Debts for leases	117	117
Other liabilities	73	95
Total current liabilities	18,023	18,722
TOTAL LIABILITIES	33,009	33,794
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	67,271	67,108

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2020	2019	% Change	2020	2019	% Change
Net revenue	7,453	10,664	-30.1%	15,635	22,291	-29.9%
Cost of sales	(5,653)	(7,928)	-28.7%	(11,342)	(16,202)	-30.0%
Gross profit	1,800	2,737	-34.2%	4,293	6,089	-29.5%
Selling and administrative expenses	(641)	(694)	-7.6%	(1,305)	(1,672)	-21.9%
Other gains and losses	4	(17)	n/a	51	(20)	n/a
Tax on debits and credits to bank accounts	(69)	(58)	19.5%	(177)	(231)	-23.6%
Finance costs, net
Exchange rate differences	(560)	414	n/a	(739)	162	n/a
Financial income	40	(25)	n/a	31	14	117.5%
Financial expenses	(655)	(511)	28.0%	(1,077)	(826)	30.3%
Gain (loss) on net monetary position	68	499	-86.4%	198	816	-75.7%
(Loss) Profit before taxes	(12)	2,345	n/a	1,275	4,332	-70.6%
Income tax expense
Current	49	(478)	n/a	(235)	(1,013)	-76.8%
Deferred	73	(297)	n/a	(2)	(81)	-97.5%
Net profit	111	1,570	-93.0%	1,038	3,238	-67.9%

Other Comprehensive Income
Items to be reclassified through profit and loss:
Exchange differences on translating foreign operations	32	(385)	n/a	(91)	(400)	-77.2%
Total other comprehensive (loss) income	32	(385)	n/a	(91)	(400)	-77.2%
TOTAL COMPREHENSIVE (LOSS) INCOME	142	1,185	-88.0%	947	2,839	-66.6%
Net Profit (loss) for the period attributable to:
Owners of the Company	82	1,521	-94.6%	985	3,106	-68.3%
Non-controlling interests	29	49	-41.6%	53	133	-59.8%
NET (LOSS) PROFIT FOR THE PERIOD	111	1,570	-93.0%	1,038	3,238	-67.9%
Total comprehensive (loss) income attributable to:
Owners of the Company	98	1,324	-92.6%	939	2,902	-67.7%
Non-controlling interests	44	(139)	n/a	9	(63)	n/a
TOTAL COMPREHENSIVE (LOSS) INCOME	142	1,185	-88.0%	947	2,839	-66.6%
Earnings per share (basic and diluted):	0.1371	2.5511	-94.6%	1.6528	5.2104	-68.3%

Table 10: Condensed Interim Consolidated Statement of Cash Flows for the Three-months and Six-months ended June 30, 2020 and 2019
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,		Six-months ended June 30,
	2020	2019	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period	111	1,570	1,038	3,238
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	(123)	775	237	1,093
Depreciation and amortization	914	728	1,780	1,697
Provisions	(66)	79	(9)	105
Interest expense	565	(172)	970	278
Exchange rate differences	305	(349)	293	(281)
Others	-	16	-	4
Gain on disposal of Property, plant and equipment	9	(0)	15	(0)
Changes in operating assets and liabilities
Inventories	527	(201)	(424)	(1,076)
Other receivables	154	67	(45)	(17)
Trade accounts receivable	92	142	173	(758)
Advances from customers	62	(45)	94	(46)
Accounts payable	515	82	(8)	(202)
Salaries and social security payables	(225)	24	(260)	89
Provisions	34	(51)	(25)	(119)
Tax liabilities	454	(251)	163	(416)
Other liabilities	(20)	22	(29)	287
Income tax paid	(108)	(511)	(325)	(733)
Gain on net monetary position	(68)	(499)	(198)	(816)
Net cash generated by operating activities	3,131	1,427	3,442	2,326

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Property, plant and equipment	5	2	20	12
Payments to acquire Property, plant and equipment	(1,018)	(3,768)	(5,287)	(6,728)
Payments to acquire Intangible Assets	(0)	(26)	(3)	(28)
Contributions to Trust	(0)	(8)	(22)	(33)
Net cash used in investing activities	(1,013)	(3,800)	(5,292)	(6,777)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	4,648	3,971	10,551	4,358
Interest paid	(650)	(578)	(1,507)	(959)
Repayment of borrowings	(5,061)	(1,417)	(6,585)	(2,030)
Debts for leases	(25)	(20)	(57)	(47)
Net cash generated (used) in by financing activities	(1,088)	1,955	2,401	1,323
Net increase (decrease) in cash and cash equivalents	1,031	(419)	551	(3,129)
Cash and cash equivalents at the beginning of the period	2,352	2,394	2,916	5,071
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(19)	(54)	(62)	(92)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	19	(252)	(22)	(181)

Cash and cash equivalents at the end of the period	3,383	1,670	3,383	1,670

Table 11: Financial Data by Segment (figures exclude the impact of IAS 29)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,				Six-months ended June 30,
	2020	%	2019	%	2020	%	2019	%
Net revenue	7,334	100.0%	7,262	100.0%	14,857	100.0%	14,395	100.0%
Cement, masonry cement and lime—Argentina	5,844	79.7%	5,453	75.1%	11,632	78.3%	10,625	73.8%
Cement—Paraguay	952	13.0%	641	8.8%	1,867	12.6%	1,343	9.3%
Concrete	109	1.5%	1,014	14.0%	577	3.9%	2,200	15.3%
Railroad	655	8.9%	708	9.8%	1,397	9.4%	1,365	9.5%
Aggregates	12	0.2%	134	1.8%	74	0.5%	259	1.8%
Others	37	0.5%	35	0.5%	85	0.6%	66	0.5%
Eliminations	(276)	-3.8%	(721)	-9.9%	(775)	-5.2%	(1,463)	-10.2%
Cost of sales	5,015	100.0%	5,151	100.0%	9,821	100.0%	9,936	100.0%
Cement, masonry cement and lime—Argentina	3,735	74.5%	3,658	71.0%	7,031	71.6%	6,909	69.5%
Cement—Paraguay	680	13.6%	466	9.0%	1,316	13.4%	937	9.4%
Concrete	205	4.1%	981	19.0%	729	7.4%	2,043	20.6%
Railroad	609	12.1%	607	11.8%	1,348	13.7%	1,193	12.0%
Aggregates	38	0.7%	140	2.7%	116	1.2%	276	2.8%
Others	24	0.5%	23	0.4%	55	0.6%	41	0.4%
Eliminations	(276)	-5.5%	(721)	-14.0%	(775)	-7.9%	(1,463)	-14.7%
Selling, admin. expenses and other gains & losses	584	100.0%	497	100.0%	1,104	100.0%	1,068	100.0%
Cement, masonry cement and lime—Argentina	473	80.9%	379	76.2%	919	83.2%	834	78.1%
Cement—Paraguay	25	4.3%	15	3.1%	57	5.2%	38	3.6%
Concrete	12	2.0%	34	6.9%	8	0.7%	69	6.5%
Railroad	60	10.2%	53	10.7%	90	8.2%	98	9.2%
Aggregates	(0)	0.0%	2	0.3%	(4)	-0.3%	4	0.3%
Others	15	2.6%	13	2.7%	33	3.0%	25	2.3%
Depreciation and amortization	398	100.0%	343	100.0%	791	100.0%	685	100.0%
Cement, masonry cement and lime—Argentina	158	39.8%	174	50.6%	332	42.0%	353	51.5%
Cement—Paraguay	157	39.5%	106	30.8%	296	37.5%	211	30.8%
Concrete	17	4.3%	16	4.7%	34	4.3%	27	3.9%
Railroad	59	14.8%	42	12.3%	115	14.6%	84	12.2%
Aggregates	5	1.3%	5	1.4%	11	1.4%	9	1.3%
Others	1	0.3%	1	0.2%	2	0.3%	2	0.2%
Adjusted EBITDA	2,133	100.0%	1,958	100.0%	4,724	100.0%	4,076	100.0%
Cement, masonry cement and lime—Argentina	1,795	84.1%	1,590	81.2%	4,014	85.0%	3,234	79.3%
Cement—Paraguay	404	18.9%	265	13.5%	790	16.7%	579	14.2%
Concrete	(90)	-4.2%	16	0.8%	(126)	-2.7%	114	2.8%
Railroad	45	2.1%	90	4.6%	74	1.6%	157	3.8%
Aggregates	(20)	-1.0%	(3)	-0.2%	(28)	-0.6%	(11)	-0.3%
Others	(1)	0.0%	(1)	0.0%	(1)	0.0%	3	0.1%
Reconciling items:
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	(56)		796		95		2,017
Depreciation and amortization	(914)		(728)		(1,780)		(1,697)
Tax on debits and credits banks accounts	(69)		(58)		(177)		(231)
Finance costs, net	(1,106)		377		(1,587)		166
Income tax	123		(775)		(237)		(1,093)
NET (LOSS) PROFIT FOR THE PERIOD	111		1,570		1,038		3,238